Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium
T +32 16 27 61 11
F +32 16 50 61 11

www.ab-inbev.com

Ms. Tia Jenkins,

    Senior Assistant Chief Accountant,

        Securities and Exchange Commission,

            Division of Corporation Finance,

                    100 F Street, N.E.,

                         Washington, D.C. 20549.

June 28, 2010

Re:	Anheuser-Busch InBev SA/NV Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2009 Filed April 15, 2010 Supplemental Response
Filed June 10, 2010 (File No. 001-34455)

Dear Ms. Jenkins:

    Thank you for your letter of June 22, 2010, setting forth the Staff’s comments (the “Comments”) on Anheuser-Busch InBev SA/NV’s (the “Company”) response to your first comment letter dated May 21, 2010 on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Form 20-F”), filed by the Company on April 15, 2010.

    The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

*            *             *

Ms. Tia Jenkins

Form 20-F for Fiscal Year Ended December 31, 2009

Financial Statements

Notes to Financial Statements

General

1.	We note your response to our prior comment two. In addition to your disclosure of depreciation, amortization, and impairment charges and employee benefits expenses, please provide us with a discussion of your consideration of the requirement to disclose additional information on the nature of expenses to meet the objectives of paragraphs 104-105 of IAS 1.

R:	The Company advises the Staff supplementally that the Company manages its operations by function at an entity level due to the nature of the Company’s business. The Company has a volume driven business and accordingly believes the best way to measure profitability and forecast cash flow is to consider operating expenses by function. The Company believes that presenting operating expenses by function satisfies the aim of paragraph 105 of IAS 1 because the Company believes that this information is most relevant to the users of its financial statements and is consistent with how management operates the business.

In forecasting its future cash flows, the Company considers the following main operating expenses by function: cost of sales, distribution expenses, sales and marketing expenses and administrative expenses. Cost of sales and distribution expenses are forecast based on volumes because they are influenced by cost per hectoliter. Sales and marketing expenses are forecast as a percentage of revenue and administrative costs have the character of fixed costs. For cash flow forecasts, the Company excludes non-cash items (e.g. depreciation and amortization). This is the methodology used by the Company internally to forecast profitability and cash flows, and is the basis for the Company’s external financial reporting.

Guided by paragraphs 102 and 104 of IAS 1, the Company has also disclosed operating expenses by nature for the additional benefit of users of its financial statements. In the Company’s assessment, salary, cost of inventory, depreciation, amortization, impairment and employee benefits are the most material and widely disclosed expenses in its industry. Accordingly, the Company has provided additional disclosure of expenses by nature in the following notes to its financial statements:

•	Note 9: Payroll and Related Benefits (includes salary, wages and benefits)

Ms. Tia Jenkins

•	Note 10: Additional Information on Operating Expenses by Nature (includes depreciation, amortization and impairment charges)

•	Note 19: Inventories (includes cost of inventories recognized in cost of sales)

•	Note 25: Employee Benefits (includes pension expenses)

For the reasons stated above, the Company believes its current presentation meets the requirements of paragraphs 104 and 105 of IAS 1.

*    *    *

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia Jenkins

Please do not hesitate to call me with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ Sabine Chalmers
Sabine Chalmers Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV

cc:	Brian Bhandari
Ethan Horowitz
(Securities and Exchange Commission)

Felipe Dutra
Benoit Loore
Ann Randon
Nick Gerostathos
(Anheuser-Busch InBev SA/NV)

George H. White
John Horsfield-Bradbury
Sentheel Salvam
(Sullivan & Cromwell LLP)

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